Filed Pursuant to Rule 424(b)(2)
Registration No. 333-180289
Amendment Dated June 28, 2012
To Pricing Supplement Dated June 24, 2013
(To Prospectus dated March 22, 2012,
Prospectus Supplement dated March 22, 2012 and
Equity Index Underlying Supplement dated March 22, 2012)

# HSBC USA Inc.
## Autocallable Yield Notes

▶ $700,000 Autocallable Yield Notes linked to a reference asset consisting of the S&P 500® Index, the EURO STOXX 50® Index, and the Nikkei 225 Index

▶ 5-year term

▶ Quarterly coupon payments at a floating rate per annum equal to 3-Month USD LIBOR plus the Spread of 4.80%

▶ Contingent return of principal

▶ If the Notes are not called and a Trigger Event occurs, the return on the Notes is linked to the performance of the least performing underlying

▶ Callable annually on or after June 25, 2014

▶ All payments on the Notes are subject to the credit risk of HSBC USA Inc.

The Autocallable Yield Notes (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-18 of this pricing supplement.

**Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page PS-7 of this document, page S-3 of the accompanying prospectus supplement and page S-1 of the accompanying Equity Index Underlying Supplement.**

The Estimated Initial Value of the securities is $947.50 per security, which is less than the price to public. The market value of the securities at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page PS-2 and "Risk Factors" beginning on page PS-5 of this document for additional information.

|  | Price to Public | Underwriting Discount[1] | Proceeds to Issuer |
|---|---|---|---|
| Per Note | $1,000 | $15.00 | $985.00 |
| Total | $700,000 | $10,500 | $689,500 |

**The Notes:**

| Are Not FDIC Insured | Are Not Bank Guaranteed | May Lose Value |
|---|---|---|

**HSBC**

# HSBC USA Inc.
# 5-Year Autocallable Yield Notes



This pricing supplement relates to a single offering of Autocallable Yield Notes.  The Notes will have the terms described in this pricing supplement and the accompanying prospectus supplement, prospectus and Equity Index Underlying Supplement.  If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or Equity Index Underlying Supplement, the terms described in this pricing supplement shall control.

This pricing supplement relates to an offering of Notes linked to the performance of three indices (the "Reference Asset").  The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below.  The following key terms relate to the offering of Notes:

| | |
|---|---|
| **Issuer:** | HSBC USA Inc. |
| **Principal Amount:** | $1,000 per Note |
| **Reference Asset:** | The S&P 500® Index ("SPX"), the EURO STOXX 50® Index ("SX5E"), and the Nikkei 225 Index ("NKY") (each an "Underlying" and together the "Underlyings"). |
| **Trade Date:** | June 24, 2013 |
| **Pricing Date:** | June 25, 2013 |
| **Settlement Date:** | June 28, 2013 |
| **Final Valuation Date:** | June 25, 2018, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement. |
| **Maturity Date:** | June 28, 2018.  The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement. |
| **Call Feature:** | We will automatically call the Notes if the Official Closing Level of each Underlying is at or above its Initial Level on any Call Observation Date.  If the Notes are automatically called, they will be redeemed on the corresponding Call Payment Date, per $1,000 Principal Amount of Notes, at 100% of their Principal Amount together with any unpaid coupon payment. |
| **Payment at Maturity:** | Unless the Notes are automatically called, on the Maturity Date, for each $1,000 Principal Amount of Notes, we will pay you the Final Settlement Value plus any unpaid coupon payment. |
| **Final Settlement Value:** | **If the Notes are not automatically called you will receive a payment on the Maturity Date calculated as follows, in addition to the final coupon payment:**<br>▸ *If a Trigger Event does not occur, 100% of the Principal Amount.*<br>▸ *If a Trigger Event occurs and the Final Return of the Least Performing Underlying is positive or zero, an amount equal to 100% of the Principal Amount.*<br>▸ *If a Trigger Event occurs and the Final Return of the Least Performing Underlying is negative, an amount equal to 100% of the Principal Amount multiplied by the sum of one plus the Final Return of the Least Performing Underlying. In such a case, you may lose up to 100% of your investment regardless of the performance of the other Underlying.* |
| **Trigger Event:** | A Trigger Event occurs if the Official Closing Level of any of the Underlyings is below its Trigger Level on any trading day during the Observation Period. |
| **Trigger Level:** | For each Underlying, 50% of the Initial Level of such Underlying. |
| **Least Performing Underlying:** | The Underlying with the lowest Final Return. |
| **Observation Period:** | The period from but excluding the Trade Date to and including the Final Valuation Date, subject to adjustment as described under "Additional Terms of the Notes—Observation Periods" in the accompanying Equity Index Underlying Supplement. |
| **Call Observation Dates:** | The 3rd Business Day prior to the relevant Call Payment Date |

| | |
|---|---|
| **Call Payment Dates:** | The 28th calendar day of each June, commencing on June 28, 2014, up to an including the Maturity Date, provided that if any such day is not a Business Day, the relevant Call Payment Date shall be the next succeeding Business Day, with no extra payment on account of the delay, except that if that Business Day would fall in the following calendar month, the Call Payment Date will be the immediately preceding Business Day. |
| **Coupon Rate:** | For each Coupon Payment Period, a floating rate per annum equal to 3-Month USD LIBOR on the applicable Coupon Determination Date plus the Spread. The Coupon Rate with respect to each Coupon Payment Period will be reset quarterly on the applicable Coupon Determination Date. In no event will the Coupon Rate be less than 0.00%. |
| **Spread** | 4.80% |
| **Coupon (paid quarterly):** | The Coupon will be paid quarterly on each Coupon Payment Date and will equal: |

$$\$1{,}000 \times \text{Coupon Rate} \times \left( \frac{\text{Number of days in the applicable Coupon Payment Period}}{360} \right)$$

| | |
|---|---|
| **Coupon Payment Periods:** | Quarterly; the period beginning on and including the Original Issue Date and ending on but excluding the first Coupon Payment Date, and each successive period beginning on and including a Coupon Payment Date and ending on but excluding the next succeeding Coupon Payment Date. |
| **Coupon Payment Dates:** | The 28th calendar day of each March, June, September, and December, commencing on September 28, 2013, up to an including the Maturity Date, provided that if any such day is not a Business Day, the relevant Coupon Payment Date shall be the next succeeding Business Day, with no extra payment on account of the delay, except that if that Business Day would fall in the following calendar month, the Coupon Payment Date will be the immediately preceding Business Day. If the Maturity Date falls on a date that is not a Business Day, payment of the Coupon and the Payment at Maturity will be made on the next succeeding Business Day, and no interest will accrue for the period from and after the originally scheduled Maturity Date. |
| **3-Month USD LIBOR:** | A rate per annum equal to the London Interbank Offered Rate (British Banker's Association) for deposits in U.S. dollars for a period of three months that appears on Reuters page "LIBOR01", as of 11:00 a.m., London time, on the relevant Coupon Determination Date. |
| **Coupon Determination Dates:** | With respect to any Coupon Payment Period, the date that is two London Banking Days immediately preceding the first day of that Coupon Payment Period. The 3-Month USD LIBOR rate in effect on the Original Issue Date will be determined on the second London Banking Day prior to the Original Issue Date. If, on any Coupon Determination Date, 3-Month USD LIBOR cannot be determined as described above, the calculation agent will determine 3-Month USD LIBOR in accordance with the procedures set forth under "Description of Notes—Floating-Rate Notes—LIBOR Notes" in the accompanying prospectus supplement. |
| **Final Return:** | With respect to each Underlying, the quotient, expressed as a percentage, calculated as follows: |

$$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$

| | |
|---|---|
| **Initial Level:** | 1,588.03 with respect to the SPX, 2,543.37 with respect to the SX5E, and 12,969.34 with respect to the NKY, each of which was the Official Closing Level of the relevant Underlying on the Pricing Date. |
| **Final Level:** | The Official Closing Level of the relevant Underlying on the Final Valuation Date. |
| **Official Closing Level:** | With respect to each Underlying, the Official Closing Level on any trading day for such Underlying will be the closing level of the Underlying as determined by the calculation agent as described under "Payment on the Notes—Official Closing Level" on page PS-5 below. |
| **CUSIP/ISIN:** | 40432XGW5/US40432XGW56 |
| **Form of Notes:** | Book-Entry |
| **Listing:** | The Notes will not be listed on any U.S. securities exchange or quotation system. |
| **Estimated Initial Value:** | The Estimated Initial Value of the Notes is less than the price you pay to purchase the Notes. The Estimated Initial Value was determined by reference to our or our affiliates' internal pricing models and reflects the implied borrowing rate we pay to issue market-linked securities, which is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities, and the value of the embedded derivatives in the Notes. The Estimated Initial Value was calculated on the Pricing Date. |

## GENERAL

This pricing supplement relates to the offering of Notes identified on the cover page. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. Although the offering of Notes relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 22, 2012, the prospectus supplement dated March 22, 2012 and the Equity Index Underlying Supplement dated March 22, 2012. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or Equity Index Underlying Supplement, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-7 of this pricing supplement, beginning on page S-3 of the prospectus supplement and beginning on page S-1 of the Equity Index Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Equity Index Underlying Supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The Equity Index Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420412016693/v306691_424b2.htm

▸ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

▸ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

## PAYMENT ON THE NOTES

### Call Feature

The Notes will be automatically called if the Official Closing Level of each Underlying is at or above its Initial Level on any Call Observation Date. If the Notes are automatically called, investors will receive, on the corresponding Call Payment Date, a cash payment per $1,000 Principal Amount of Notes equal to 100% of the Principal Amount together with any unpaid coupon payment.

### Maturity

Unless the Notes are automatically called, on the Maturity Date and for each $1,000 Principal Amount of Notes, you will receive a cash payment equal to the Final Settlement Value (plus the final coupon payment) determined as follows:

▸ If a Trigger Event does not occur, 100% of the Principal Amount.

▸ If a Trigger Event occurs and the Final Return of the Least Performing Underlying is positive or zero, an amount equal to 100% of the Principal Amount.

▸ If a Trigger Event occurs and the Final Return of the Least Performing Underlying is negative, an amount equal to 100% of the Principal Amount multiplied by the sum of one plus the Final Return of the Least Performing Underlying, which will result in a Final Settlement Value less than the Principal Amount.

### Coupon

Unless the Notes are automatically called, the Coupon is paid quarterly on each Coupon Payment Date at the applicable Coupon Rate. The Coupon Payment Dates are set forth above. The Coupon payable will be computed using the actual number of days in the applicable Coupon Payment Period, and on the basis of a 360-day year. The Coupon Payment Dates are subject to postponement as described under "Description of Notes—Floating-Rate Notes—If a Payment Date is Not a Business Day" in the accompanying prospectus supplement. For information regarding the record dates applicable to the Coupons paid on the Notes, please see the section entitled "Description of Notes—Interest and Principal Payments—Recipients of Interest Payments" on page S-11 in the accompanying prospectus supplement.

The Coupon Rate will be reset quarterly at a floating rate equal to 3-Month USD LIBOR plus the Spread of 4.80%.

**Official Closing Level**

With respect to each Underlying, the Official Closing Level on any trading day will be determined by the calculation agent based upon the closing level of such index, displayed on the following pages on the Bloomberg Professional® service: for SPX, page "SPX <INDEX>", for SX5E page "SX5E <INDEX>", and for NKY page "NKY <INDEX>".  With respect to any of the foregoing, if the level for the relevant Underlying is not so displayed on such page, the calculation agent may refer to the display on any successor page on the Bloomberg Professional® service or any successor service, as applicable.

**Observation Period**

The period from but excluding the Trade Date to and including the Final Valuation Date, subject to adjustment as described under "Additional Terms of the Notes—Observation Periods" in the accompanying Equity Index Underlying Supplement.

**Business Day**

A "business day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.

**Payment When Offices or Settlement Systems Are Closed**

If any payment is due on the Notes on a day that would otherwise be a "business day" but is a day on which the office of a paying agent or a settlement system is closed, we will make the payment on the next business day when that paying agent or system is open.  Any such payment will be deemed to have been made on the original due date, and no additional payment will be made on account of the delay.

**Calculation Agent**

We or one of our affiliates will act as calculation agent with respect to the Notes.

**Reference Sponsor**

With respect to SPX, S&P Dow Jones Indices LLC, a subsidiary of The McGraw-Hill Companies, Inc., is the reference sponsor. With respect to SX5E, the Deutsche Börse AG and SIX Group AG are the reference sponsors. With respect to NKY, Nikkei Inc. is the reference sponsor.

## INVESTOR SUITABILITY

**The Notes may be suitable for you if:**

▶ You believe that the Official Closing Level of each of the Underlyings will not be below its Trigger Level on any trading day during the Observation Period.

▶ You are willing to make an investment that is potentially exposed to downside performance of the Least Performing Underlying on a 1-to-1 basis.

▶ You are willing to make an investment that provides quarterly interest payments at a variable rate linked to 3-Month USD LIBOR.

▶ You are willing to hold Notes that will be automatically called on any Call Observation Date on which the Official Closing Level of each Underlying is at or above its Initial Level.

▶ You are willing to invest in the Notes based on the fact that your maximum potential return is the coupon being offered with respect to the Notes.

▶ You are willing to be exposed to the possibility of early redemption.

▶ You are willing to forgo distributions paid on the stocks comprising the indices included in the Reference Asset.

▶ You are willing to hold the Notes to maturity.

▶ You do not seek an investment for which there will be an active secondary market.

▶ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

**The Notes may not be suitable for you if:**

▶ You believe that the Official Closing Level of one or more of the Underlyings will be below its Trigger Level on any trading day during the Observation Period.

▶ You are unwilling to make an investment that is potentially exposed to downside performance of the Least Performing Underlying on a 1-to-1 basis.

▶ You are unwilling to make an investment that provides quarterly interest payments at a variable rate linked to 3-Month USD LIBOR.

▶ You are unable or unwilling to hold Notes that will be automatically called on any Call Observation Date on which the Official Closing Level of each Underlying is at or above its Initial Level, or you are otherwise unable or unwilling to hold the Notes to maturity.

▶ You are unwilling to invest in the Notes based on the fact that your maximum potential return is the coupon being offered with respect to the Notes.

▶ You are unwilling to be exposed to the possibility of early redemption.

▶ You prefer to receive the distributions paid on the stocks comprising the indices included in the Reference Asset.

▶ You prefer a product that provides upside participation in the Reference Asset, as opposed to the coupon being offered with respect to your Notes.

▶ You seek an investment for which there will be an active secondary market.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

## RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-3 in the accompanying prospectus supplement and beginning on page S-1 of the accompanying Equity Index Underlying Supplement.  Investing in the Notes is not equivalent to investing directly in any of the stocks comprising any of the Underlyings.  You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus, prospectus supplement and Equity Index Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Equity Index Underlying Supplement including the explanation of risks relating to the Notes described in the following sections:

▶ "—Risks Relating to All Note Issuances" in the prospectus supplement; and

▶ "—General risks related to Indices" in the Equity Index Underlying Supplement.

▶ "—Securities Prices Generally Are Subject to Political, Economic, Financial and Social Factors that Apply to the Markets in which They Trade and, to a Lesser Extent, Foreign Markets" in the Equity Index Underlying Supplement; and

▶ "—Time Differences Between the Domestic and Foreign Markets and New York City May Create Discrepancies in the Trading Level or Price of the Notes" in the Equity Index Underlying Supplement;

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

**The Notes do not guarantee return of principal and you may lose your entire initial investment.**

The Notes do not guarantee return of principal. The Notes differ from ordinary debt securities in that we will not pay you 100% of the Principal Amount of your Notes if the Notes are not automatically called and if a Trigger Event occurs during the Observation Period and the Final Return of the Least Performing Underlying is negative. In this case, the Payment at Maturity you will be entitled to receive will be less than the Principal Amount of the Notes and you could lose your entire initial investment if the level of the Least Performing Underlying falls to zero. You may receive less at maturity than you originally invested in the Notes, or you may receive nothing at maturity, excluding any coupon payment.  Payment of any amount at maturity is subject to the credit risk of HSBC.

**The Coupon Rate for Each Quarterly Coupon Payment Period Is Uncertain.**

You will receive a quarterly Coupon on the applicable Coupon Payment Date that accrues at a rate per annum equal to 3-Month USD LIBOR plus 4.80% per annum.  3-Month USD LIBOR may be influenced by a number of factors, including (but not limited to) monetary policies, fiscal policies, inflation, general economic conditions and public expectations with respect to such factors.  The effect that any single factor may have on 3-Month USD LIBOR may be partially offset by other factors.  We cannot predict the factors that may cause 3-Month USD LIBOR to increase or decrease.

**You will not participate in any appreciation in the level of any of the Underlyings included in the Reference Asset.**

The Notes will not pay more than the Principal Amount, plus any unpaid coupon payment, at maturity or if the Notes are automatically called. Even if the Final Return of each Underlying in the Reference Asset is greater than zero (regardless of whether a Trigger Event has occurred), you will not participate in the appreciation of any Underlying. Assuming the Notes are held to maturity, the maximum amount payable with respect to the Notes will not exceed the sum of the Principal Amount plus any coupon payments.  Under no circumstances, regardless of the extent to which the level of any Underlying appreciates, will your return exceed the total amount of the coupon payments.  In some cases, you may earn significantly less by investing in the Notes than you would have earned by investing in an instrument directly linked to the performance of the Underlyings included in the Reference Asset.

**The Notes are subject to the credit risk of HSBC USA Inc.**

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including coupons and any return of principal at maturity or upon early redemption, as applicable, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

**If a Trigger Event occurs with respect to any Underlying, your return will be based on the Final Return of the Least Performing Underlying.**

The performance of any of the Underlyings may cause a Trigger Event to occur. If a Trigger Event occurs and the Notes are not automatically called, your return will be based on the Final Return of the Least Performing Underlying without regard to the performance of the other Underlyings or which Underlying caused the Trigger Event to occur. As a result, you could lose all or some of your initial investment if the Final Return of the Least Performing Underlying is negative and a Trigger Event occurs, even if there is an increase in the level of the other Underlyings. This could be the case even if another Underlying caused the Trigger Event to occur or the other Underlying increased by an amount greater than the decrease in the Least Performing Underlying.

**The Notes may be automatically called prior to the Maturity Date.**

If the Notes are automatically called early, the holding period over which you will receive coupon payments could be as little as one year. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are automatically called prior to the Maturity Date.

**Since the Notes are linked to the performance of more than one Underlying, you will be fully exposed to the risk of fluctuations in the levels of each Underlying.**

Since the Notes are linked to the performance of more than one Underlying, the Notes will be linked to the individual performance of each Underlying. Because the Notes are not linked to a weighted basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the prices of the Underlyings to the same degree for each Underlying. For example, in the case of Notes linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component, as scaled by the weightings of such basket components. However, in the case of these Notes, the individual performance of each of the Underlyings would not be combined to calculate your return and the depreciation of any of the Underlyings would not be mitigated by the appreciation of the other Underlyings. Instead, your return would depend on the Least Performing Underlying of the Underlyings to which the Notes are linked.

**Changes that affect the Reference Asset may affect the market value of the Notes and the amount you will receive at maturity.**

The policies of the reference sponsor of each Underlying concerning additions, deletions and substitutions of the constituents comprising such Underlying and the manner in which the reference sponsor takes account of certain changes affecting those constituents may affect the level of such Underlying. The policies of the reference sponsor with respect to the calculation of the relevant Underlying could also affect the level of such Underlying. The reference sponsor may discontinue or suspend calculation or dissemination of the relevant Underlying. Any such actions could affect the value of the Notes and the return on the Notes.

**The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.**

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity on the Notes.

**The Estimated Initial Value of the Notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any.**

The Estimated Initial Value of the Notes was calculated by us on the Pricing Date. We determined the Estimated Initial Value by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value reflects the implied borrowing rate we use to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. The implied borrowing rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our implied borrowing rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

**The price of your Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.**

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, will include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, the costs associated with hedging our obligations under the Notes, the underwriting discount and the costs associated with issuing the Notes (such as costs associated with creating and documenting the Notes). If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity.  Any sale of the Notes prior to maturity could result in a loss to you.

**If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.**

Although not obligated to do so, for a predetermined period of time after the Original Issue Date, if we were to buy back your Notes, the purchase price you would receive (and which may be shown on your customer account statements) is expected to exceed the Estimated Initial Value, assuming all other market conditions remain the same.  This pricing differential is only temporary and the excess amount is expected to decline on an approximate straight line basis to zero over a period of approximately six months from the Original Issue Date. The length of this period is generally dictated by market conditions.  Thereafter, if you are able to sell your Notes, the price you would receive would be based on the market value of the Notes at that time, which would take into account factors including, but not limited to, then-prevailing market conditions, the relevant Reference Asset, our creditworthiness and transaction costs.

**The Notes lack liquidity.**

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

**Potential conflicts of interest may exist.**

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

**Risks associated with non-U.S. companies.**

The levels of the SX5E and NKY depend upon the stocks of non-U.S. companies, and thus involve risks associated with the home countries of those non-U.S. companies. The prices of these non-U.S. stocks may be affected by political, economic, financial and social factors in the home country of each applicable company, including changes in that country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the Notes. These foreign securities may have less liquidity and could be more volatile than many of the Notes traded in U.S. or other securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the SX5E or NKY and, as a result, the value of your Notes.

**The Notes will not be adjusted for changes in exchange rates.**

Although the equity securities held by the SX5E and NKY are traded in currencies other than U.S. dollars, and your Notes are denominated in U.S. dollars, the amount payable on your Notes at maturity, if any, will not be adjusted for changes in the exchange rates between the U.S. dollar and the currencies in which these non-U.S. equity securities are denominated. Changes in exchange rates, however, may also reflect changes in the applicable non-U.S. economies that in turn may affect the level of the SX5E or NKY, and therefore your Notes. The amount we pay in respect of your Notes on the maturity date, if any, will be determined solely in accordance with the procedures described in this pricing supplement.

**Uncertain tax treatment.**

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

## ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in 3-Monht LIBOR or the level of any Underlying relative to its Initial Level. We cannot predict 3-Month USD LIBOR or the Official Closing Level of any Underlying or at any time during the Observation Period, including on a Call Observation Date, Coupon Determination Date or on the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of 3-Month USD LIBOR, the Reference Asset, or the return on the Notes. The Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the total payment on the Notes on a $1,000 investment in the Notes for a hypothetical range of the Least Performing Underlying's Final Returns from -100% to +100%. The following results are based solely on the assumptions outlined below. You should consider carefully whether the Notes are suitable to your investment goals.

Principal Amount:        $1,000

Trigger Level:        50% of the Initial Level of each Underlying

Hypothetical Coupon Rate:    1.25% per quarter (5.00% per annum). The actual Coupon Rate will reset on each Coupon Determination Date and will equal the applicable 3-Month USD LIBOR plus the Spread.

The Notes are held until maturity and are not automatically called.

| | Trigger Event Does Not Occur[1] | | | | Trigger Event Occurs[2] | | | |
|---|---|---|---|---|---|---|---|---|
| Least Performing Underlying's Final Return | Hypothetical Total Coupon Paid Over the Term of the Notes[3] | Hypothetical Final Settlement Value | Hypothetical Total Payment on the Notes | Hypothetical Total Return on the Notes | Hypothetical Total Coupon Paid Over the Term of the Notes[3] | Hypothetical Final Settlement Value | Hypothetical Total Payment on the Notes | Hypothetical Total Return on Notes |
| 100.00% | $250.00 | $1,000 | $1,250.00 | 25.00% | $250.00 | $1,000 | $1,250.00 | 25.00% |
| 90.00% | $250.00 | $1,000 | $1,250.00 | 25.00% | $250.00 | $1,000 | $1,250.00 | 25.00% |
| 80.00% | $250.00 | $1,000 | $1,250.00 | 25.00% | $250.00 | $1,000 | $1,250.00 | 25.00% |
| 70.00% | $250.00 | $1,000 | $1,250.00 | 25.00% | $250.00 | $1,000 | $1,250.00 | 25.00% |
| 60.00% | $250.00 | $1,000 | $1,250.00 | 25.00% | $250.00 | $1,000 | $1,250.00 | 25.00% |
| 50.00% | $250.00 | $1,000 | $1,250.00 | 25.00% | $250.00 | $1,000 | $1,250.00 | 25.00% |
| 40.00% | $250.00 | $1,000 | $1,250.00 | 25.00% | $250.00 | $1,000 | $1,250.00 | 25.00% |
| 30.00% | $250.00 | $1,000 | $1,250.00 | 25.00% | $250.00 | $1,000 | $1,250.00 | 25.00% |
| 20.00% | $250.00 | $1,000 | $1,250.00 | 25.00% | $250.00 | $1,000 | $1,250.00 | 25.00% |
| 10.00% | $250.00 | $1,000 | $1,250.00 | 25.00% | $250.00 | $1,000 | $1,250.00 | 25.00% |
| 0.00% | $250.00 | $1,000 | $1,250.00 | 25.00% | $250.00 | $1,000 | $1,250.00 | 25.00% |
| -10.00% | $250.00 | $1,000 | $1,250.00 | 25.00% | $250.00 | $900 | $1,150.00 | 15.00% |
| -20.00% | $250.00 | $1,000 | $1,250.00 | 25.00% | $250.00 | $800 | $1,050.00 | 5.00% |
| -30.00% | $250.00 | $1,000 | $1,250.00 | 25.00% | $250.00 | $700 | $950.00 | -5.00% |
| -40.00% | $250.00 | $1,000 | $1,250.00 | 25.00% | $250.00 | $600 | $850.00 | -15.00% |
| -50.00% | $250.00 | $1,000 | $1,250.00 | 25.00% | $250.00 | $500 | $750.00 | -25.00% |
| -60.00% | N/A | N/A | N/A | N/A | $250.00 | $400 | $650.00 | -35.00% |
| -70.00% | N/A | N/A | N/A | N/A | $250.00 | $300 | $550.00 | -45.00% |
| -80.00% | N/A | N/A | N/A | N/A | $250.00 | $200 | $450.00 | -55.00% |
| -90.00% | N/A | N/A | N/A | N/A | $250.00 | $100 | $350.00 | -65.00% |
| -100.00% | N/A | N/A | N/A | N/A | $250.00 | $0 | $250.00 | -75.00% |

[1] The Official Closing Level of each Underlying never falls below its respective Trigger Level on any trading day during the Observation Period.

[2] The Official Closing Level of any of the Underlyings falls below its Trigger Level on any trading day during the Observation Period.

[3] Assuming a hypothetical Coupon Rate of 1.25% on each Coupon Determination Date (5.00% per annum) and that the Notes have been held to maturity, the hypothetical total amount of the coupons paid on the Notes as of the Maturity Date will equal $250, with hypothetical coupon payments of $12.50 made on each Coupon Payment Date.

**Hypothetical Examples of the Final Settlement Value**

The three examples below set forth a sampling of hypothetical Final Settlement Values based on the following assumptions:

| | |
|---|---|
| Principal Amount: | $1,000 |
| Trigger Level: | 50% of the Initial Level of each Underlying |
| Hypothetical Coupon Rate: | 1.25% per quarter (5.00% per annum). The actual Coupon Rate will reset on each Coupon Determination Date and will equal the applicable 3-Month USD LIBOR plus the Spread. |
| Initial Levels: | 1,588.03 with respect to the SPX, 2,543.37 with respect to the SX5E, and 12,969.34 with respect to the NKY |

In addition to the Final Settlement Value, you will be entitled to receive coupon payments quarterly on each Coupon Payment Date, up to and including the Maturity Date (or the Call Payment Date corresponding to a Call Observation Date on which the Notes are automatically called, if applicable).

The examples provided herein are for illustration purposes only. The actual Final Settlement Value, if any, will depend on whether the Notes are automatically called and a Trigger Event occurs and, if so, the Final Return of the Least Performing Underlying. You should not take these examples as an indication of potential payments. It is not possible to predict whether the Notes will be automatically called and a Trigger Event will occur and, if so, whether and to what extent the Final Return of the Least Performing Underlying will be less than zero.

**Example 1: The Notes are not automatically called and a Trigger Event occurs, even though the Least Performing Underlying never reaches or falls below its Trigger Level. Additionally, the Final Return of the Least Performing Underlying is less than zero.**

| Underlying | Initial Level | Lowest Official Closing Level During the Observation Period | Final Level |
|---|---|---|---|
| SPX | 1,588.03 | 1,349.83 (85.00% of Initial Level) | 1,397.47 (88.00% of Initial Level) |
| SX5E | 2,543.37 | 1,145.52 (45.00% of Initial Level) | 2,416.20 (95.00% of Initial Level) |
| NKY | 12,969.34 | 11,672.41 (90.00% of Initial Level) | 12,709.95 (98.00% of Initial Level) |

Since the Official Closing Level of SX5E is below its Trigger Level during the Observation Period, a **Trigger Event occurs**. SPX is the Least Performing Underlying, even though its Official Closing Level never falls below its Trigger Level.

Therefore, the Final Return of the Least Performing Underlying =

$$\frac{\text{Final Level of SPX} - \text{Initial Level of SPX}}{\text{Initial Level of SPX}}$$

$$= (1,397.47 - 1,588.03) / 1,588.03 = \textbf{-12.00\%}$$

Final Settlement Value = Principal Amount of the Notes × (1 + Final Return of the Least Performing Underlying)

$$= \$1,000 \times (1 + \text{-}12\%) = \textbf{\$880.00}$$

Therefore, with hypothetical total coupon payments of $250.00 over the term of the Notes, the total payment on the Notes is $1,130.

**Example 2: The Notes are not automatically called and a Trigger Event does not occur.**

| Underlying | Initial Level | Lowest Official Closing Level During the Observation Period | Final Level |
|---|---|---|---|
| SPX | 1,588.03 | 1,394,83 (85.00% of Initial Level) | 1,429.22 (90.00% of Initial Level) |
| SX5E | 2,543.37 | 2,289.03 (90.00% of Initial Level) | 2,365.33 (93.00% of Initial Level) |
| NKY | 12,969.34 | 11,931.79 (92.00% of Initial Level) | 11,283.33 (87.00% of Initial Level) |

Since the Official Closing Level of each Underlying was not below its Trigger Level, a Trigger Event does not occur.

Therefore, the Final Settlement Value equals **$1,000**.

Additionally, with hypothetical total coupon payments of $250.00 over the term of the Notes, the total payment on the Notes is $1,250.00.

**Example 3: The Notes are automatically called on the first Call Observation Date.**

| Underlying | Initial Level | Official Closing Level on the first Call Observation Date |
|---|---|---|
| SPX | 1,588.03 | 1,700.00 |
| SX5E | 2,543.37 | 2,850.00 |
| NKY | 12,969.34 | 15,250.00 |

Since the Official Closing Level of all Underlyings was at or above their respective Initial Levels, the Notes were automatically called and you are no longer entitled to receive any Final Settlement Value.  Therefore, on the corresponding Call Payment Date you would receive your $1,000 Principal Amount of Notes plus the hypothetical coupon payment of $12.50 owed to you on that date.  As a result, on the first Call Payment Date, you would be entitled to receive a total payment of $1,012.50.  Once the Notes are automatically called, the Underlyings have no relevance in determining the payment owed to you on the corresponding Call Payment Date.

## INFORMATION RELATING TO THE REFERENCE ASSET

### Description of the SPX

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure the performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

The top 5 industry groups by market capitalization as of June 25, 2013 were: Information Technology, Financials, Health Care, Consumer Discretionary, and Energy.

In September 2012, S&P Dow Jones Indices LLC updated its index methodology so that, subject to several exceptions, shareholdings by specified types of insiders that represent more than 5% of the outstanding shares of a security are removed from the float for purposes of calculating the SPX.

*For more information about the SPX, see "The S&P 500® Index" beginning on page S-6 of the accompanying Equity Index Underlying Supplement.*

### Historical Performance of the SPX

The following graph sets forth the historical performance of the SPX based on the daily historical closing levels from June 25, 2008 through June 25, 2013. The closing level for the SPX on June 25, 2013 was 1,588.03. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the SPX should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the SPX during the Observation Period, including on a Call Observation Date or on the Final Valuation Date.

*License Agreement*

Standard & Poor's® and S&P® are registered trademarks of Standard & Poor's Financial Services LLC ("S&P"); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC ("Dow Jones"); and these trademarks have been licensed for use by S&P Dow Jones Indices LLC. "Standard & Poor's®", "S&P 500®" and "S&P®" are trademarks of S&P and have been licensed for use by S&P Dow Jones Indices LLC and its affiliates and sublicensed for certain purposes by HSBC. The S&P 500® Index (the "Index") is a product of S&P Dow Jones Indices LLC, and has been licensed for use by HSBC.

The Notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P or any of their respective affiliates (collectively, "S&P Dow Jones Indices"). S&P Dow Jones Indices makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the Index to track general market performance. S&P Dow Jones Indices's only relationship to HSBC with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices. The Index is determined, composed and calculated by S&P Dow Jones Indices without regard to HSBC or the Notes. S&P Dow Jones Indices has no obligation to take the needs of HSBC or the holders of the Notes into consideration in determining, composing or calculating the Index. S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices, and amount of the Notes or the timing of the issuance or sale of the Notes or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of the Notes. There is no assurance that investment products based on the Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within the Index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the Notes currently being issued by HSBC, but which may be similar to and competitive with the Notes. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Index. It is possible that this trading activity will affect the value of the Index and the Notes.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY HSBC, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING, BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBLITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND HSBC, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

## Description of the SX5E

The SX5E is composed of 50 stocks from the Eurozone (Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain) portion of the STOXX Europe 600 Supersector indices. The STOXX Europe 600 Supersector indices contain the 600 largest stocks traded on the major exchanges of 18 European countries and are organized into the following 19 Supersectors: automobiles & parts; banks; basic resources; chemicals; construction & materials; financial services; food & beverage; health care; industrial goods & services; insurance; media; oil & gas; personal & household goods; real estate; retail; technology; telecommunications; travel & leisure and utilities.

*For more information about the SX5E, see "The EURO STOXX 50® Index" beginning on page S-40 of the accompanying Equity Index Underlying Supplement.*

## Historical Performance of the SX5E

The following graph sets forth the historical performance of the SX5E based on the daily historical closing levels from June 25, 2008 through June 25, 2013. The closing level for the SX5E on June 25, 2013 was 2,543.37. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the SX5E should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the SX5E during the Observation Period, including on a Call Observation Date or on the Final Valuation Date.

## Description of the NKY

The NKY measures the composite price performance of selected Japanese stocks and is based on 225 of the most actively traded stocks on the Tokyo Stock Exchange, representing a broad cross-section of Japanese industries. The 225 companies included in the NKY are divided into six sector categories: Technology, Financials, Consumer Goods, Materials, Capital Goods/Others and Transportation and Utilities.

*For more information about the NKY, see "The Nikkei 225 Index" beginning on page S-56 of the accompanying Equity Index Underlying Supplement.*

## Historical Performance of the NKY

The following graph sets forth the historical performance of the NKY based on the daily historical closing levels from June 25, 2008 through June 25, 2013. The closing level for the NKY on June 25, 2013 was 12,969.34. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the NKY should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the NKY during the Observation Period, including on a Call Observation Date or on the Final Valuation Date.

# HISTORICAL PERFORMANCE OF 3-MONTH USD LIBOR

The following graph sets forth the historical performance of 3-Month USD LIBOR based on the daily historical levels from June 25, 2008 through June 25, 2013. We obtained the rates below from the Bloomberg Professional® Service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. The rates displayed in the graph below are for illustrative purposes only and do not form part of the calculation of the Coupon Rate on the Notes.

3-Month USD LIBOR, as appeared on the Bloomberg Professional® Service on June 25, 2013 was 0.28%. The rates reported by the Bloomberg Professional® Service may not be indicative of 3-Month USD LIBOR that will be derived from the applicable Reuters page.

**Historical Performance of 3-Month USD LIBOR**



**Source: Bloomberg Professional® Service**

The historical 3-Month USD LIBOR should not be taken as an indication of future performance, and no assurance can be given as to 3-Month USD LIBOR relevant to any Coupon Payment Date. We cannot give you assurance that the performance of 3-Month USD LIBOR will result in Coupon payments that will provide a satisfactory return on your investment.

## EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine (i) the accelerated Payment at Maturity due and payable in the same general manner as described in "Payment at Maturity" in this pricing supplement and (ii) any accrued but unpaid interest payable based upon the Coupon Rate calculated using the actual number of days in the applicable Coupon Payment Period, and on the basis of a 360-day year In that case, the scheduled trading day preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the accelerated Final Return for each Underlying.  If a market disruption event exists with respect to an Underlying on that scheduled trading day, then the accelerated Final Valuation Date will be postponed for up to five scheduled trading days (in the same general manner used for postponing the originally scheduled Final Valuation Date).  The accelerated Maturity Date will also be postponed by an equal number of business days.  For the avoidance of doubt, if no market disruption event exists with respect to an Underlying on the scheduled trading day preceding the date of acceleration, the determination of such Underlying's Final Return will be made on such date, irrespective of the existence of a market disruption event with respect to the other Underlying occurring on such date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes.  For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

## SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes.  Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of this pricing supplement, for distribution to other registered broker-dealers or will offer the Notes directly to investors.  HSBC Securities (USA) Inc. proposes to offer the Notes at the price to public set forth on the cover page of this pricing supplement.  HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.50% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the prospectus supplement.

# U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, each Note should be treated as a put option written by you (the "Put Option") that permits us to "cash settle" the Put Option, and a deposit with us of cash in an amount equal to the Principal Amount of the Note (the "Deposit") to secure your potential obligation under the Put Option, as described in the prospectus supplement under the heading "U.S. Federal Income Tax Considerations – Certain Equity-Linked Notes – Certain Notes Treated as a Put Option and a Deposit." We intend to treat the Notes consistent with this approach, and we intend to treat the Deposits as non-contingent debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the Notes, you agree to treat each Note as consisting of the Deposit and the Put Option for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a Note as consisting of the Deposit and the Put Option for all U.S. federal income tax purposes. Please see the discussion under the heading "U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Payments of Interest" in the accompanying prospectus supplement for U.S. federal income tax considerations applicable to non-contingent debt instruments.

As described in the prospectus supplement under "U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as a Put Option and a Deposit," for purposes of dividing the Coupon Rate of 3-Month USD LIBOR plus 4.80% per annum on the Notes among interest on the Deposit and Put Premium, 3-Month USD LIBOR plus 2.34% constitutes interest on the Deposit and 2.74% constitutes Put Premium.

If the Notes are redeemed prior to maturity, you should recognize the total Put Premium received as short-term capital gain at that time.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible and the timing and character of income in respect of the Notes might differ from the treatment described above. We do not plan to request a ruling from the IRS regarding the tax treatment of the Notes, and the IRS or a court may not agree with the tax treatment described in this pricing supplement.

We will not attempt to ascertain whether any of the entities whose stock is included in, or owned by, the relevant Reference Asset, as the case may be, would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in, or owned by, the relevant Reference Asset, as the case may be, were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in, or owned by, the relevant Reference Asset, as the case may be, and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in, or owned by, the relevant Reference Asset, as the case may be, is or becomes a PFIC or a USRPHC.

Withholding and reporting requirements under the legislation enacted on March 18, 2010 (as discussed beginning on page S-48 of the prospectus supplement) will generally apply to payments made after December 31, 2013. However, this withholding tax will not be imposed on payments pursuant to obligations outstanding on January 1, 2014. Additionally, withholding due to any payment being treated as a "dividend equivalent" (as discussed beginning on page S-47 of the prospectus supplement) will begin no earlier than January 1, 2014. Holders are urged to consult with their own tax advisors regarding the possible implications of this recently enacted legislation on their investment in the Notes.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

## VALIDITY OF THE NOTES

In the opinion of Morrison & Foerster LLP, as counsel to the Issuer, when the Notes offered by this pricing supplement have been executed and delivered by the Issuer and authenticated by the trustee pursuant to the Senior Indenture referred to in the prospectus supplement dated March 22, 2012, and issued and paid for as contemplated herein, such Notes will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith).  This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated July 27, 2012, which has been filed as Exhibit 5.1 to the Issuer's Current Report on Form 8-K dated July 27, 2012.

## TABLE OF CONTENTS

### Pricing Supplement



### Equity Index Underlying Supplement



### Prospectus Supplement



### Prospectus



You should only rely on the information contained in this pricing supplement, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this pricing supplement, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This pricing supplement, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this pricing supplement, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

# HSBC USA Inc.

## $700,000 Autocallable Yield Notes

## AMENDMENT DATED JUNE 28, 2013 TO PRICING SUPPLEMENT DATED JUNE 24, 2013